UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-1070

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Olin Corporation Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation 190 Carondelet Plaza, Suite 1530 Clayton, MO 63105

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee, Plan Administrator, and Plan Participants
Olin Corporation Retirement Savings Plan
Clayton, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Olin Corporation Retirement Savings Plan (“Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2025.

St. Louis, Missouri
June 6, 2025

Report of Independent Registered Public Accounting Firm

Audit Committee, Investment Committee, Plan Administrator, and Plan Participants
Olin Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Olin Corporation Retirement Savings Plan (formerly known as the Olin Corporation Contributing Employee Ownership Plan) (the “Plan”) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Armanino LLP

St. Louis, Missouri

We served as the Plan’s auditor from 2015 to 2024.

June 6, 2024

Olin Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments, at fair value	$1,344,344,557	$1,254,573,306
Receivables:
Notes receivable from participants	16,510,125	14,610,976
Employer contributions	29,453	—
Other receivables	4,345	—
Total receivables	16,543,923	14,610,976
Total assets	1,360,888,480	1,269,184,282

Liabilities
Accrued expenses	350,211	270,967
Total liabilities	350,211	270,967
Net assets available for benefits	$1,360,538,269	$1,268,913,315

The accompanying notes to financial statements are an integral part of the financial statements.

Olin Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2024	2023
Additions
Investment income:
Interest and dividend income from investments	$8,436,604	$8,280,752
Net appreciation in fair value of investments	121,231,739	169,220,903
Total investment income	129,668,343	177,501,655
Contributions:
Participant	56,667,042	54,954,386
Employer	52,174,144	49,767,203
Rollovers	5,063,484	13,608,054
Total contributions	113,904,670	118,329,643
Interest income on notes receivable from participants	1,021,990	731,802
Total additions	244,595,003	296,563,100
Deductions
Administrative expenses	(976,719)	(771,281)
Benefits paid to participants	(151,993,330)	(119,265,057)
Total deductions	(152,970,049)	(120,036,338)
Net increase	91,624,954	176,526,762
Net assets available for benefits at beginning of year	1,268,913,315	1,092,386,553
Net assets available for benefits at end of year	$1,360,538,269	$1,268,913,315

The accompanying notes to financial statements are an integral part of the financial statements.

Olin Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

NOTE 1. DESCRIPTION OF THE PLAN

The Olin Corporation (Olin) Contributing Employee Ownership Plan (CEOP) was amended and restated effective January 1, 2024 in order to include all prior amendments made to the CEOP and incorporate certain legally required amendments. Additionally, effective October 1, 2024, the CEOP was amended to change the name from the CEOP to the Olin Corporation Retirement Savings Plan (the Plan) and reflect operational practices and changes made in connection with the Olin’s engagement of a new recordkeeper and custodian. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1964 that has since been amended and restated and for which Olin is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the United States (U.S.) employees of Olin and its subsidiaries. The Plan contains a cash or deferred component which was intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and an employee stock ownership plan (ESOP) component intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of the Olin Common Stock Fund. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

The Plan provides eligibility to substantially all U.S. employees upon their hire date, provided they are actively employed by a participating employer and being paid by Olin.

Contributions

The total maximum allowable employee contribution is 80% of eligible pay, subject to relevant annual limitations in the Code. Plan participants may elect to increase, decrease, suspend or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll within approximately 30 days of hire date, are automatically enrolled to contribute 6% of their eligible compensation to the Plan, unless the employee elects to opt out. The Plan contains an automatic escalation feature whereby contributions for certain eligible participants who are enrolled and participating in the Plan are automatically increased 1% each year effective April 1, until the contribution rate reaches 15%, unless the employee designates otherwise. The Plan’s default investment option is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant’s 65th birthday.

The Plan follows the Code’s annual total maximum amount of employee contributions that may be made to the Plan, including catch-up contributions. The amounts of employee contributions are based on eligible compensation and the percentage of such compensation the participant has elected to contribute to the Plan.

The Plan provides for various Olin matching contributions based on various formulas outlined in the Plan, calculated based on the contributions made by the employee. The Plan also provides certain employees with Olin retirement contributions based on various formulas outlined in the Plan, calculated based on the employee’s eligible compensation and without respect to contributions elected by the employee. Both the Olin matching and retirement contributions are invested in the same investment allocation as the employee’s contributions to the Plan.

Rollovers

The Plan accepts rollovers of qualified distributions from other eligible retirement plans.

Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Olin’s contributions and earnings, which have been reduced by administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Participant Investment Account Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may also transfer the value of the investments in their account to any one or a combination of investments available in the Plan. Transfers into the Olin Common Stock Fund are limited to the extent that such transfer would result in more than 20% of the participant’s account balance invested in the Olin Common Stock Fund.

Vesting

Substantially all participants in the Plan are immediately 100% vested in the Olin matching contributions. Additionally, Olin elected to incorporate certain provisions into the Plan, so that the Plan was a “safe harbor” plan under Section 401(k) of the Code for substantially all participants (excluding specified employees in a qualified separate line of business); specifically, the first 3% of Olin retirement contributions are immediately 100% vested. With the exception of the safe harbor retirement contributions, substantially all of the remaining Olin retirement contributions generally vest in accordance with the following schedule beginning February 3, 2023:

Years of Service	Percentage Vested
Less than 2	0%
2	50%
3	100%

Prior to February 3, 2023, with the exception of the safe harbor retirement contributions, substantially all of the remaining Olin retirement contributions generally vested in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

The Plan provides for immediate vesting resulting from death, total and permanent disability, or attainment of normal retirement age (age 65).

Forfeited Accounts

Forfeitures of Olin’s retirement contributions were used to reduce Olin’s contributions by $1,800,000 and $1,500,000 for the years ended December 31, 2024 and 2023, respectively. Forfeitures that were available amounted to $149,017 and $642,152 as of December 31, 2024 and 2023, respectively.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive their entire vested balance in either a lump-sum or in annual installments up to fifteen years, or if the participant’s life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions are paid in cash; however, at the election of the participant, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan are eligible to borrow from the Plan. The Plan generally allows for only one loan to be outstanding at a time. No loan made to any participant shall exceed the lesser of:

(1)$50,000 reduced by the excess (if any) of (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date the loan is made, over (ii) the outstanding balance of loans from the Plan on the date the loan is made, or

(2)50% of the participant’s vested account balance as of the valuation date on or immediately preceding the date of the loan.

The loans are funded from the participant’s accounts, reducing the account balance by the loan amount, and are reflected as notes receivable from participants in the Plan’s financial statements. Terms of new loans may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 8.50% as of both December 31, 2024 and 2023. The interest rate on new loans was 7.75% to 8.50% and 7.50% to 8.50% for the years ended December 31, 2024 and 2023, respectively. Delinquent notes receivable from participants are classified as benefits paid to participants.

Plan Termination

Although it has not expressed any intent to do so, Olin has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Recordkeepers

Empower Retirement, LLC (Empower) is the recordkeeper for the Plan effective October 1, 2024. Prior to this date, the Plan’s recordkeeper was Voya Institutional Plan Services, LLC (Voya), as further described in Note 6.

Custodians

Empower Trust Company, LLC (Empower Trust) is the custodian for the majority of the Plan’s investments effective October 1, 2024. Prior to this date, Voya Institutional Trust Company (Voya Trust) was the custodian for the majority of the Plan’s investments as further described in Note 6. State Street Bank and Trust is the custodian for the Olin Common Stock Fund.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (ASC 820). The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by investment advisors and custodians.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investment securities, including Olin common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments as of December 31, 2024 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Participant accounts were charged $82,416 and $89,060 for redemption, loan, and distribution fees for the years ended December 31, 2024 and 2023, respectively.

Additionally, expenses such as recordkeeping, custodial, auditing, legal, and miscellaneous administrative fees are paid by the Plan through the Plan Expense Reimbursement Account (PERA). Administrative expenses recorded through the PERA were $894,303 and $682,221 for the years ended December 31, 2024 and 2023, respectively.

Any expenses not paid by the Plan are paid by Olin. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

Trust Fund Management

Empower Trust is the Plan trustee effective October 1, 2024. Prior to this date, the Voya Trust was the Plan trustee. Under the terms of the trust agreements with both Empower Trust and Voya Trust, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under both the Empower Trust and Voya Trust, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. Investment related fees are included in net appreciation in fair value of investments. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant’s account.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 provides the framework for measuring fair value which includes a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs were unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs, other than quoted prices included in Level 1, were either directly or indirectly observable for the asset or liability including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Inputs significant to the valuation model were unobservable and reflected the Plan’s best estimate of assumptions to measure the assets or liabilities at fair value.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2024 and 2023:

•Mutual Funds: Mutual funds, excluding the Artisan International Value Fund, are valued at quoted market prices. The Artisan International Value Fund is valued on a per unit basis based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor. All mutual funds are deemed to be actively traded.

•Common Stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

•Self-directed Brokerage Investments: The self-directed brokerage investments are primarily comprised of common stocks and mutual funds and are measured at current value based on published market quotations from individual investments comprising the brokerage accounts.

The following table presents investments of the Plan measured at fair value on a recurring basis:

	December 31, 2024		December 31, 2023
	Level 1	Total	Level 1	Total
Mutual funds	$167,466,925	$167,466,925	$152,079,263	$152,079,263
Olin Corporation common stock	42,871,537	42,871,537	79,656,712	79,656,712
Self-directed brokerage investment	67,001,138	67,001,138	55,604,151	55,604,151
Total categorized investments measured at fair value	$277,339,600	$277,339,600	$287,340,126	$287,340,126
Collective trust funds with fair value measured at net asset value (1)		1,067,004,957		967,233,180
Total investments, at fair value		$1,344,344,557		$1,254,573,306

(1)Investments in collective trust funds are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and preclude transfers out of and into the fund within a minimum number of days.

The mutual funds also monitor transaction data reported by Empower Trust in compliance with U.S. Securities and Exchange Commission Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self-Directed Brokerage Account investments), any money transferred out cannot be transferred back into the original fund for seven calendar days.

The NAV of collective trust funds is based on the fair value of the underlying investments held by the funds less liabilities. Investments may be redeemed on a daily basis and it is probable that the Plan will sell the investments for the NAV. There are no participant redemption restrictions and no significant redemption notice periods applicable to the Plan. There are also no unfunded commitments for these investments. The following table summarizes investments for which fair value is measured using NAV per share practical expedient:

	December 31,
	2024	2023
Galliard Managed Income Core	$—	$62,376,529
Galliard Managed Income Fund D	76,464,939	—
JPMCB Core Plus Bond	32,749,006	—
Met West Total Return Bond	—	34,799,193
Northern Trust All Country World ex-US Investable Market Index	43,087,822	—
Northern Trust Extended Equity Market Index	16,451,996	—
Northern Trust S&P 500 Index	220,037,383	197,687,754
T. Rowe Price Age Based Funds	678,213,811	623,168,720
Western Asset Management Core Plus Bond	—	49,200,984
Collective trust funds with fair value measured at NAV	$1,067,004,957	$967,233,180

NOTE 4. TAX STATUS

Olin received a determination letter dated September 2, 2016 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of Olin, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee’s account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

NOTE 5. PARTY-IN-INTEREST TRANSACTIONS

The Olin Common Stock Fund is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party-in-interest transactions. Shares of Olin Corporation common stock held by participants through direct investment were valued as follows:

	December 31,
	2024	2023
Olin Common Stock Fund	$42,871,537	$79,656,712
Self-directed brokerage investment	405,922	550,100
Total Olin common stock held through direct investment	$43,277,459	$80,206,812

The Olin Common Stock Fund is managed by State Street Global Advisors (State Street). Effective October 1, 2024, State Street and Empower Trust are custodians of the Plan’s assets and Empower is the Plan’s recordkeeper. Prior to this date, State Street and Voya Trust were custodians of the Plan’s Assets and Voya was the Plan’s recordkeeper. Fees paid to parties-in-interest primarily included recordkeeping and custodial fees and were as follows:

	Years Ended December 31,
	2024	2023
Empower/Empower Trust	$4,127	$—
Voya/Voya Trust	467,921	423,923
State Street	74,383	71,346

NOTE 6. CHANGE IN RECORDKEEPER AND CUSTODIAN

Effective October 1, 2024, Empower and Empower Trust were appointed as recordkeeper and custodian of the Plan, respectively, replacing Voya and Voya Trust. The Plan assets transferred to Empower Trust were transferred into funds identical or comparable to those offered by Voya Trust. The conversion initiated a blackout period beginning September 26, 2024 which continued through October 18, 2024. During this period, funds could not be applied to the employee-selected funds with Empower Trust or withdrawn from the Plan until Empower Trust had time to accurately complete the conversion from Voya Trust. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in the participant accounts. At the end of the blackout period, these funds were transferred to Empower Trust and invested in funds as requested by each participant. In addition, the Plan was amended to provide three additional investment funds in which participant contributions to the Plan may be invested.

Olin Corporation Retirement Savings Plan
EIN 13-1872319, Plan No. 032
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Olin Common Stock Fund:
*	Olin Corporation common stock	1,268,389	shares	$42,871,537

	Collective trusts:
	Galliard Managed Income Fund D	2,920,003	shares	76,464,939
	Northern Trust S&P 500 Index	816,162	shares	220,037,383
	JPMCB Core Plus Bond	2,867,689	shares	32,749,006
	Northern Trust All Country World ex-US Investable Market Index	286,984	shares	43,087,822
	Northern Trust Extended Equity Market Index	82,640	shares	16,451,996
	T. Rowe Price Retirement 2010 Trust	1,243,849	shares	27,725,400
	T. Rowe Price Retirement 2015 Trust	525,636	shares	12,799,239
	T. Rowe Price Retirement 2020 Trust	1,521,024	shares	40,291,930
	T. Rowe Price Retirement 2025 Trust	2,867,875	shares	83,024,969
	T. Rowe Price Retirement 2030 Trust	3,653,945	shares	115,355,045
	T. Rowe Price Retirement 2035 Trust	3,035,829	shares	103,491,422
	T. Rowe Price Retirement 2040 Trust	2,386,813	shares	86,331,012
	T. Rowe Price Retirement 2045 Trust	1,953,586	shares	72,868,763
	T. Rowe Price Retirement 2050 Trust	1,689,981	shares	63,306,673
	T. Rowe Price Retirement 2055 Trust	1,939,633	shares	72,658,664
	T. Rowe Price Retirement 2060 Trust	14,998	shares	360,694

	Mutual funds:
	PIMCO All Asset Fund	822,257	shares	8,896,819
	Artisan International Value Fund	647,813	units	30,466,630
	Eaton Vance Atlanta Capital Small/Mid Cap Fund	1,269,153	shares	53,367,895
	Baird Aggregate Bond Fund	5,458,150	shares	52,671,143
	Capital Group American New Perspective Fund	355,019	shares	22,064,438
**	Charles Schwab & Co., Inc.	Self-directed brokerage investment		67,001,138
	Total investments at fair value			$1,344,344,557
*	Notes receivable from participants	3.25% - 8.50%, maturing through 2042		$16,510,125
* Party-in-interest to the Plan.
** The self-directed brokerage investment allows for direct investment in Olin Corporation, a party-in-interest to the Plan, common stock which included 12,010 shares with a value of $405,922.
Column (d), cost, has been omitted as all investments are participant directed.

Exhibits

Exhibit	Exhibit Description
23	Consent of Forvis Mazars, LLP
23.1	Consent of Armanino LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Olin Corporation Retirement Savings Plan

Date: June 6, 2025	By:	/s/ Valerie A. Peters
Vice President, Chief Human Resources Officer